
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 15, 2007

via U.S. mail and facsimile

Mr. Brian K. Ferraioli
Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

> **RE:** **The Shaw Group Inc.**
> **Form 10-K/A for the Fiscal Year Ended August 31, 2006**
> **Form 10-Q/A for the Quarterly Period Ended November 30, 2006**
> **Form 10-Q for the Quarterly Period Ended February 28, 2007**
> **Form 10-Q for the Quarterly Period Ended May 31, 2007**
> **File No. 001-12227**

Dear Mr. Ferraioli:

We have reviewed the above referenced filings and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Quarterly Period ended November 30, 2006

Note 2 – Restatement of Financial Statements, page 12

1. We note your disclosure that as a result of your extended review of your accounting records during fiscal 2007, you identified approximately $4.3 million ($3.1 million after tax) that relates to prior years errors. In consideration that your net loss for the nine months ended May 31, 2007 was $21.96 million, these errors

appear to be quantitatively material. The amount of the prior year errors is also material to your net income for the quarterly period ended November 30, 2006 and appears likely to be material to earnings for the 12 months ended August 31, 2007. Correction of an error in prior period financial statements is required to be reported as a prior period adjustment through restatement of the financial statements of all periods presented pursuant to paragraph 25 of SFAS 154 and paragraph 18 of APB 9 and is required to be disclosed pursuant to paragraph 26 of SFAS 154. We do not agree that recognition of prior years' errors in the period in which the errors are discovered complies with GAAP. We believe GAAP requires the company to determine the appropriate periods in which the errors occurred and restate the financial statements accordingly. Therefore, please amend your Form 10-K/A for the fiscal year ended August 31, 2006 and the subsequent Form 10-Q's.

*   *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief